UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

1-7 Waterloo Road, Macquarie Park, NSW, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Andrew Bursill

Andrew Bursill
Company Secretary

Date 29 May 2013

ASX RELEASE

29 May 2013

Novogen Announces SPP Outcome

Novogen today announced the raising of $789,685 through the issue of 4,645,207 shares to current Australian and New Zealand Novogen shareholders under a Share Purchase Plan.

Dr Graham Kelly, CEO, said, “I am delighted that so many shareholders continue to have enough faith in the Company to subscribe to this share offering. These funds, combined with the $2.4M we raised through a recent placement, give us sufficient funds to continue with our R&D program for CS-6 with the goal of bringing it into the clinic within 12 months as a treatment for late-stage glioblastoma (brain cancer) and ovarian cancer.”

“Two other candidate compounds have been identified, and their development will depend on raising additional capital when we feel that market conditions are appropriate. Our long-term goal is to be the pre-eminent company globally in the area of personalised chemotherapy for many cancers. For that, we need a range of drugs that are active against both differentiated and undifferentiated (stem) cancer cells. Attaining that goal will depend on accelerating the development of those two new compounds along with screening the new libraries of super-benzopyran drugs currently under development in Switzerland,’ Kelly added.

About Novogen

Novogen Ltd is a public Australian biotechnology company whose shares trade on both the Australian Stock Exchange (symbol ‘NRT’) and NASDAQ (symbol ‘NVGN’). The Company is based in Sydney, Australia and is focused on the development of a family of novel anti-cancer drugs based on comprehensive anti-cancer activity against both cancer cells and cancer stem cells. The Company’s inaugural drug candidate is CS-6.

About CS-6

CS-6 belongs to a new class of drug candidates intended to treat most forms of cancer in a comprehensive manner, targeting both cancer cells and their progenitor cells, cancer stem cells. CS-6 shows broad anti-proliferative and cytotoxic activity against human cancer cells and ovarian cancer stem cells. CS-6 also has been designed deliberately to meet the major known criteria for crossing the blood-brain barrier, and for that reason is being developed as a first-line for the treatment of glioblastoma multiforme, the main form of primary brain cancer.

Further information

Contact Dr Graham Kelly, Chief Executive Officer.

Tel: 61 2 9476 0344

Fax: 61 2 9476 0388

Mobile: (61) 0429 854 390

16-20 Edgeworth David Ave Hornsby NSW 2077 AUSTRALIA

PO Box 2333 Hornsby Westfield NSW 1635 AUSTRALIA

E: Graham.Kelly@novogen.com

Further information is available on the Company’s web site, www.novogen.com

ASX RELEASE

29 May 2013

Novogen CEO to speak at Investor Forum

Novogen CEO, Dr Graham Kelly, will be presenting at the ‘Stars in 2013’ Investor Forum in Sydney on Tuesday 4th of June 2013.

The details of the Forum and a copy of the presentation are contained on the Company’s website www.novogen.com

Novogen also wishes to draw attention to the fact that the website has been modified to cater for the anticipated increase in news flow stemming from the Company’s expanded R&D programs. Of particular interest, the medium-term objectives of the Company are now detailed in the Novogen Blue-Print.

Shareholders and other interested parties also are invited on the website to register for an E-news alert facility.

About Novogen

Novogen Ltd is a public Australian biotechnology company whose shares trade on both the Australian Stock Exchange (symbol ‘NRT’) and NASDAQ (symbol ‘NVGN’). The Company is based in Sydney, Australia and is focused on the development of a family of novel anti-cancer drugs based on comprehensive anti-cancer activity against both cancer cells and cancer stem cells. The Company’s inaugural drug candidate is CS-6.

About CS-6

CS-6 belongs to a new class of drug candidates intended to treat most forms of cancer in a comprehensive manner, targeting both cancer cells and their progenitor cells, cancer stem cells. CS-6 shows broad anti-proliferative and cytotoxic activity against human cancer cells and ovarian cancer stem cells. CS-6 also has been designed deliberately to meet the major known criteria for crossing the blood-brain barrier, and for that reason is being developed as a first-line for the treatment of glioblastoma multiforme, the main form of primary brain cancer.

Further information

Contact Dr Graham Kelly, Chief Executive Officer.

Tel: 61 2 9476 0344

Fax: 61 2 9476 0388

Mobile: (61) 0429 854 390

16-20 Edgeworth David Ave Hornsby NSW 2077 AUSTRALIA

PO Box 2333 Hornsby Westfield NSW 1635 AUSTRALIA

E: Graham.Kelly@novogen.com

Further information is available on the Company’s web site, www.novogen.com